
June 23, 2010

<u>Via U.S. Mail and Facsimile 917.591.3412</u>

Dominick Ragone
Chief Financial Officer of Icahn Enterprises G.P. Inc., the General Partner of Icahn Enterprises
      L.P.
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

      Re: **Icahn Enterprises L.P.**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 3, 2010
               File No. 1-9516

Dear Mr. Ragone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 83</u>

<u>Contractual Commitments, page 85</u>

1.   Please tell us why the funding requirements beyond 2014 for your Pension and other postretirement benefit plans are not available. It appears that as of December 31, 2009,

you were able to determine the projected benefit payments applicable for your majority investment in Federal-Mogul Corporation, which includes obligations for the five years following 2014 totaling $735 million as of December 31, 2009.

2.   We note that the maturity for Securities sold, not yet purchased are not subject to contracts and therefore you have concluded that such amounts cannot be properly estimated for inclusion within the contractual obligations table. With regard to such repurchase agreements, please tell us your accounting policy for such obligations (i.e., whether you account for any of those agreements as sales or collateralized borrowings for accounting purposes in your financial statements) and the amounts involved. Within your response, please quantify the amount of contracts that have been accounted for as either collateralized borrowings or sales and tell us how the lack of contractual maturity effects your application of your accounting policy.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Automotive, page 99

Foreign Currency Risk, page 99

3.   Considering that fluctuations may vary significantly by currency, in future filings please provide disclosure indicating the currencies for which your Automotive segment is primarily exposed, as well as a sensitivity analysis for each currency that may have an individually significant impact on future earnings.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 107

4.   Please tell us how your presentation of Cash flows from operating activities, which begins with Income (loss) from continuing operations and not Net income (loss), complies with FASB Accounting Standards Codification (ASC) 230-10-45-28.

Item 11. Executive Compensation, page 191

5.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 191

6.   We note that you have identified Messrs. Icahn, Meister, Ragone and Shea as your named executive officers for 2009. Please tell us what consideration you gave in deciding not to include Mr. Vincent J. Intrieri and members of your subsidiaries' senior management as named executive officers. Please refer to Item 402(a)(3) and the instructions thereto.

Summary Compensation Table, page 194

7. Please tell us how you calculated the $1,229,743 salary amount paid to Mr. Meister in 2009. Footnote (4) to the table indicates that his salary for 2009 consisted of an annual salary of $300,000 plus a Net Target Special Profits Interest Amount of $887,435, which would be a total of $1,187,435. Also, please explain why you included the Net Target Special Profits Interest Amount in Mr. Meister's base salary column.

8. We refer to footnote (4) to the Summary Compensation Table and note that Mr. Meister received other compensation of $2,306,777 as a percentage of Net Special Profits Interest Allocation. Please tell us the amount of the Net Special Profits Interest Allocation for 2009 and how you calculated this amount. Confirm for us that you will include similar disclosure in future filings. In addition, as discussed on page 201, it appears that Mr. Meister received a one-time payment of $3,427,662 in 2009. Please tell us where in the Summary Compensation Table this has been disclosed, or why it has been omitted.

Ragone Employment Agreement, page 202

9. We note that for fiscal 2009, Mr. Ragone received a discretionary bonus of $1,150,000 and an additional special bonus of $195,925 pursuant to the terms of his employment agreement. Please tell us the factors considered by the board in determining the amount of discretionary bonus, and tell us how the special bonus amount was calculated. For the special bonus, we note that specified deductions are taken from a baseline bonus amount. Please clarify how the baseline amount was established, and discuss the deductions and any other factors that were considered in determining the bonus amount. Confirm for us that you will include similar disclosure in your future filings.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 208

10. We refer to the beneficial ownership table. Footnote 1 to the table and disclosure on page 1 of the 10-K states that Mr. Icahn, through affiliates, is the owner of 68,644,590 depositary units. The table, however, notes that Mr. Icahn is the beneficial owner of 74,792,659 depositary units. Please advise. If the table reflects holdings of Icahn Enterprises G.P. Inc., please provide with your response a table that reflects the beneficial ownership of Icahn Enterprises L.P.

11. We refer to the beneficial ownership table and note that six persons are included in "all directors and executive officers as a group." It would appear from your disclosure, however, that this group should comprise seven individuals, your six board members plus Mr. Ragone, your chief financial officer. Please confirm for us the correct number.

Item 14. Principal Accountant Fees and Services, page 211

12.   Please confirm that you will revise future filings to separately disclose audit fees and audit-related fees billed in each of the last two fiscal years. It appears that your current disclosure combines these amounts. Refer to Item 9(e) of Schedule 14A.

Form 10-Q for period ended March 31, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Change in Reporting Entity, page 6

13.   It does not appear that Mr. Icahn and his affiliates owned 100% of the interests in American Railcar Industries, Inc. ("ARI") and Viskase Companies, Inc. ("Viskase") immediately preceding the contribution of such companies' controlling interests to you. If Mr. Icahn and his affiliates did not own 100% of the outstanding interests in ARI and Viskase prior to the company's acquisition, please tell us how you have accounted for such non-controlling interests. Please cite accounting literature relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at 202.551.3404 or Karen Garnett, Assistant Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief